American Life Holding Company, Inc.
16 Okin Dong Cheongro Gu
Seoul, South Korea
8210-9406-8116

November 3, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Rosenberg:

Re:	American Life Holding Company, Inc.
Form 10-Q for the Quarter Ended June 30, 2011
Filed on August 15, 2011
File No. 000-50196

I am the sole officer and director of American Life Holding Company, Inc. (the “Company”) and submit this letter pursuant to a comment letter from the Securities and Exchange Commission dated October 25, 2011.  My response is as follows:

Form 10-Q for the Quarterly Period Ended June 30, 2011

1.
You were required to file as an exhibit to your first quarterly report ending on or after June 15, 2011 interactive data using eXtensible Business Reporting Language (XBRL) Technology.  Refer to Item 601(b)(101) of Regulation S-K.  Please tell us why the interactive data using XBRL technology was not filed with your periodic report.

Response:  The Company was unable to coordinate the filing of its June 30, 2011 quarterly report using XBRL technology due to unanticipated delays.  It has since filed an amended quarterly report incorporating the required interactive data.

* * * * *

On behalf of the Company, I acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.

Yours truly,

/s/ Deukgyun Oh
Deukgyun Oh
President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, Director